EXHIBIT 99.1

Quantum Biopharma Engages Enterprise Canada and Empire Market Ventures to Lead Public Communications and Investor Awareness Programs

TORONTO, Feb. 10, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced it has retained the services of Enterprise Canada Inc. (“Enterprise”) and Empire Market Ventures, LLC (“Empire”) (together, the “Agencies”) to lead its comprehensive public relations and investor awareness programs, respectively, across all key markets.

Management has made this decision following a thorough review of capital on hand and allocated these resources to the Agencies to conduct public relations and investor awareness activities on its behalf.

Enterprise

Enterprise is based at 595 Bay Street, Suite 1202, Toronto, Ontario, Canada. Enterprise has been engaged for an indefinite period effective December 18, 2024 (the “Enterprise Agreement”). The Enterprise Agreement is structured in three phases, with C$10,000 paid to Enterprise at the start of Phase 1, C$2,500 on the completion of Phase 1, and C$5,000 due monthly as a public relations retainer (Phase 3).

Enterprise will be assisting the Company with its public relations strategy, which includes developing the Company’s narrative, key messages, and pitching strategies with identified targets. Also, Enterprise will provide the Company with ongoing public relationships support, which includes building relationships with media, story ideation, and pitching for specific projects or initiatives.

Empire

Empire is based at 40 Wall Street, New York, New York, United States of America. Empire has been engaged for a period of three months, effective February 7, 2025 (the “Empire Agreement”). Pursuant to the Empire Agreement, the Company paid Empire a total of US$25,000 in fees.

Empire will be providing the Company with investor awareness and marketing services, which includes giving the Company access to an exclusive NASDAQ, TSX, and ASX mailing list and investor contacts, content creation, media appearances, branding and consulting, and other services aimed at increasing the Company’s engagement with investors.

Corporate Product Updates

unbuzzd™ is a rapid alcohol detoxification beverage being first-to-market with a scientifically formulated powder stick and ready to drink (“RTD”) beverage for this fast-growing consumer product category.

rekvry™ is formulated for alcohol misuse treatment and is hoped to be used in emergency and hospital settings. The Company believes that rekvry™ fulfills an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff.

LUCID-21-302 is a “new chemical entity” and potential asset in demyelinating diseases, with initial indication in multiple sclerosis.

“This is an exciting time for Quantum BioPharma coming off the heels of the successful clinical trial for unbuzzd™ as we continue to execute our key growth initiatives,” said Zeeshan Saeed, CEO of Quantum BioPharma. “We are now focused on raising awareness for unbuzzd™ with a 360-degree marketing approach and expect the RTD formulation be available in Q1 of 2025. For LUCID-21-302, we believe there is a potentially expedited pathway to market, with a phase 2 clinical trial on the horizon.”

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; Enterprise and Empire playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise being engaged by the Company for an indefinite period; the Agencies working with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential; Empire being engaged for a period of three months; the Agencies assisting the Company with its public relations strategy; rekvry™ fulfills an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff; the Company continuing to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company expects the RTD formulation to be available in Q1 2025; and LUCID-21-302 having a potentially expedited pathway to market.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; Enterprise and Empire will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise will be engaged by the Company for an indefinite period after ; the Agencies will work with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential; Enterprise will be assisting the Company with its public relations strategy; rekvry™ will fulfill an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff; the Company will continue to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company’s RTD formulation will be available in Q1 2025; and LUCID-21-302 will have a potentially expedited pathway to market.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will not advance towards human phase-2 efficacy trials; Lucid-21-302 not having an initial indication in multiple sclerosis; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Agencies will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise will not be engaged by the Company for an indefinite period; the Agencies will not work with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; Empire will not be engaged for the period of three months; the Agencies will not be assisting the Company with its public relations strategy; rekvry™ will not fulfill an unmet need in healthcare settings or reduce the costs and burden on healthcare resources and staff; the Company will not continue to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company’s RTD formulation will not be available in Q1 2025; LUCID-21-302 will not have a potentially expedited pathway to market; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us

Public Relations
Enterprise Canada
595 Bay Street, Suite 1202
Toronto, ON M5G 2C2
416-568-1474
info@enterprisecanada.com

Empire Market Ventures, LLC
40 Wall Street
New York, New York 10005
929-251-5090
austin@empiremarketventures.com